Filed pursuant to Rule 253(g)(2)

File No. 024-11279

REGULATION A OFFERING CIRCULAR SUPPLEMENT

(to the Offering Circular Dated February 7, 2025)

UNDER THE SECURITIES ACT OF 1933

Dated December 29, 2025

WORTHY COMMUNITY BONDS, INC.

MAXIMUM OFFERING AMOUNT: $50,000,000 OF BONDS

This Offering Circular Supplement No. 1 (the “Supplement”) supplements our Offering Circular dated September 29, 2020 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-11279), relating to the offer and sale by us of up to $50,000,000 Worthy Community Bonds (the “Bonds”).

RECENT DEVELOPMENTS

This Supplement is being filed to update, amend and supplement the information in the Offering Circular with the information contained in our Current Report on Form 1-U filed with the Securities and Exchange Commission on December 29, 2025 (the “Report”) regarding a change in the interest rate payable on the Bonds effective January 1, 2026, which interest rate change increases the interest rate previously stated in the Offering Circular.

Accordingly, we have attached the Report to this Supplement which includes a revised form of Bond evidencing the abovementioned interest rate change.

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in the Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 29, 2025

Worthy Community Bonds, Inc.

(Exact name of issuer as specified in its charter)

Florida

(State or other jurisdiction of organization)

One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487

(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

Item 3. Material Modification to Rights of Securityholders.

Worthy Community Bonds, Inc. (the “Company”) filed an Offering Statement on Form 1-A (SEC File No. 024-11279) (the “Offering Statement”), relating to the offer and sale by the Company of up to $50,000,000 of Worthy Community Bonds (the “Bonds”), which was qualified by the Securities and Exchange Commission (“SEC”) on September 29, 2020.

The Offering Statement, and related Offering Circular (the “Offering Circular”), provide that the annual interest rate payable by the Company under the Bonds will be 7% APY until January 1, 2026, at which point the annual interest rate payable by the Company under the Bonds would be reduced to 6% APY.

The purpose of this Current Report is to disclose that the Company’s Board of Directors has determined that the annual interest rate payable by the Company under the Bonds, effective as of January 1, 2026, will be set at 6.5% APY instead of 6% APY. Any future changes to the interest rates set forth herein and in the Offering Circular will be employed through the filing of a post qualification amendment or supplement, as appropriate, to the Offering Circular.

The revised form of Bond is attached hereto as Exhibit 1.

Concurrently herewith the Company has filed Supplement No. 1 to the Offering Circular disclosing the foregoing and including a copy of this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 29, 2025	WORTHY COMMUNITY BONDS, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer

Exhibit 1

FORM OF WORTHY COMMUNITY BOND

$[●]	Dated: [̜●]

FOR VALUE RECEIVED, the undersigned, Worthy Community Bonds, Inc., a Florida corporation, (the “Maker”), PROMISES TO PAY to the order of [●] (together with its successors and assigns, the “Payee”) the principal sum of [●] ($[●]), together with interest at the rate specified below. This Worthy Community Bond (the “Bond”) is being issued pursuant to the terms of the Worthy Community Bond Investor Agreement of even date herewith by and between the Maker and the Payee.

1. Principal and Term. The Outstanding Principal Balance (as defined herein) shall be due and payable either upon the demand of the Payee or redemption by Maker as set forth in Section 2(c) hereof. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

2. Interest.

(a) Calculation; Payment of Interest. Compound interest shall accrue on the Outstanding Principal Balance at the interest rate of 5% APY from the date that the purchase funds have cleared until November 13, 2023, at which point the interest rate will adjust to 7% APY until January 1, 2026, at which point the interest rate will adjust to 6.5% APY. Interest shall be computed on the basis of a year consisting of 360 days, with interest credited daily to Payee’s Account consisting of the same daily amount regardless of the actual number of days in such month. Such calculations shall be made in the Maker’s sole discretion. Upon credit of the interest to Payee’s Account, the interest shall be deemed paid in full.

(b) Payment of Outstanding Principal Balance. Payments of the Outstanding Principal Balance will be credited by Maker to Payee’s Account on or prior to the repayment of the Bond at the demand of the Payee or the redemption of the Bond by the Maker. Upon credit of the Outstanding Principal Balance to the Payee’s Account, the Outstanding Principal Balance shall be deemed paid in full.

(c) Redemption by Maker; Repayment at Payee’s Demand.

(i) Redemption by Maker. The Bond shall be redeemable at any time by the Maker upon five (5) days’ notice to Payee at par value plus any accrued but unpaid interest up to but not including the date of redemption (the “Redemption Date”). Interest shall cease accruing on the Bond on the Redemption Date. The Outstanding Principal Balance together with interest through the Redemption Date shall be credited to the Payee’s Account within five (5) Business Days following the Redemption Date, upon which all amounts due under this Bond shall be deemed paid in full. “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Florida are authorized or required by law or other governmental action to close.

(ii) Repayment at Payee’s Demand. The Payee shall have the right to cause the Maker to repay the Bond at any time upon five (5) days’ notice to Maker at the repayment amount of the Outstanding Principal Balance plus any accrued but unpaid interest up to but not including the date of repurchase (the “Repayment Date”), subject to the limitations set forth under Section 5(c) of the Worthy Community Bond Investor Agreement. Interest shall cease accruing on the Bond on the Repayment Date. The Outstanding Principal Balance together with interest through the Repayment Date shall be credited to the Payee’s Account within five (5) business days following the Repayment Date, upon which all amounts due under this Bond shall be deemed paid in full. The Payee’s right to demand repayment of the Bond is limited pursuant to the terms of the Worthy Community Bond Investor Agreement.

3. Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general obligation of the Maker.

4. Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any Outstanding Principal Balance or accrued but unpaid interest on this Bond, and such failure shall continue for five (5) business days after the Maker has received notice thereof from the Payee; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by notice to the Maker, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Bond and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

5. Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6. Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder falls on a Saturday, a Sunday or any other day on which commercial banks in New York City are authorized or required to close under applicable law, such payment shall be payable on the next succeeding business day, with interest accruing thereon until the date of payment thereof.

(b) If Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney’s fees and expenses, incurred by Payee on account of such collection.

(c) The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Bond without setoff, recoupment or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Payee in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Payee.

(e) This Bond shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

Worthy Community Bonds, Inc.

By:
Name:
Title: